Exhibit (d)(23)


[Please note that following is an English translation of a document written in Spanish which is also attached as an exhibit to the Schedule TO. Although Purchaser believes the following English translation to be an accurate translation of the original document written in Spanish, the following English translation is qualified in its entirety by reference to the original document written in Spanish.]


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Moneylender  Refinadora de Maiz Venezolana   Borrower        Primor Inversiones
                  C.A. (REMAVENCA)                           C.A.
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Amount       US$ 23,500,000.00               Rate            Flat
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Issue        March 8th 2001                  Maturity Date   May 31st 2004
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I, RAFAEL SUCRE, Venezuelan, of age, bearer of Identity Card N(0)
4.090.548, proceeding as Director of PRIMOR INVERSIONES C.A., mercantile society domiciled in the city of Caracas and filed in the Fifth Mercantile Registry of the Judicial Circumscription of the Capital District and the State of Miranda on January 9th 2001, under N(0) 81, Volume 497-A-Qto, sufficiently authorized by the Board of Directors on January 23rd 2001, hereby state: that my represented has received from REFINADORA DE MAIZ VENEZOLANA C.A. (REMAVENCA), mercantile society domiciled in Caracas and filed in the First Mercantile Registry of the Judicial Circumscription of the Federal District and the State of Miranda on September 22nd 1954 under
N(0) 544, Volume 2-G Pro, an interest-free loan for the amount of TWENTY-THREE MILLION U.S. DOLLARS WITH NO CENTS (US$ 23,000,000.00) to the full satisfaction of my represented and in cash, to be invested in operations of legitimate commercial nature. The aforementioned amount of money and object for this Loan Contract shall accrue no interests, and shall be paid by my represented to REFINADORA DE MAIZ VENEZOLANA C.A. (REMAVENCA), only in U.S. Dollars excluding any other currency, on May 31st 2004, maturity date for this loan, being my represented able to pay such amount either partially or totally even before maturity. The aforementioned payment term may be extended upon request from my represented and in accordance to conditions set forth by REFINADORA DE MAIZ VENEZOLANA C.A. (REMAVENCA) at the moment on which the request is made. Likewise, I state that all expenses arising from this loan granted by REFINADORA DE MAIZ VENEZOLANA C.A. (REMAVENCA), to my represented, including collection expenses shall be on the account of my represented. The city of Caracas is selected as special domicile for all and any effects brought by this contract, excluding any other one. And I, GERHARD WITTL, Venezuelan, of age, domiciled in the city of Caracas, bearer of Identity Card N(0)
6.916.612 proceeding as director of REFINADORA DE MAIZ VENEZOLANA C.A. (REMAVENCA), mercantile society identified above, sufficiently authorized by the Company's Board of Directors on January 25th 2001, in behalf of my represented state being in agreement with all terms and conditions set forth herein. Two exact copies for the same effect are made in Caracas, on March 8th 2001.

By PRIMOR INVERSIONES C.A.
Signed - Rafael Sucre - Director

By REFINADORA DE MAIZ VENEZOLANA C.A. (REMAVENCA).
Signed-Gerhard Wittl - Director